                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*



                             Asia Web Holdings, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   04518C100
                         ------------------------------
                                 (CUSIP Number)


                               Craig Van De Mark
                            1001 McKinney, Suite 1900
                              Houston, Texas 77002
                                 (713) 265-0265
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 26, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 04518C100
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Selim K. Zilkha, as Trustee of the Selim K. Zilkha Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           12,000,000 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    12,000,000 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,000,000 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.53% (based upon the number of shares outstanding on March 24, 2000, as represented by the Company in the Purchase Agreement and the number of shares to be issued by the Company pursuant to the Purchase Agreement)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP NO. 04518C100
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Selim K. Zilkha Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           12,000,000 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    12,000,000 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,000,000 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.53% (based upon the number of shares outstanding on March 24, 2000, as represented by the Company in the Purchase Agreement and the number of shares to be issued by the Company pursuant to the Purchase Agreement)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO; Trust
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1. SECURITY AND ISSUER.

               This Statement on Schedule 13D is being filed by the Selim K. Zilkha Trust and Selim K. Zilkha, as trustee of the Selim K. Zilkha Trust (each individually a "Reporting Person" and together, the "Reporting Persons"), and relates to the beneficial ownership of shares of common stock, par value $.001 per share ("Company Common Stock"), of Asia Web Holdings, Inc. (formerly known as AcuBid.com, Inc. (the "Company")). The address of the Company's principal executive offices is 1947 Camino Vida Roble, Suite 102, Carlsbad, California 92008.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) The information required to be filed in response to paragraphs (a), (b) and (c) of Item 2 with respect to the Reporting Persons are set forth on Schedule I.

         (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Selim K. Zilkha is a citizen of the United States of America. The Selim K. Zilkha Trust is a trust created under the laws of the State of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Selim K. Zilkha Trust purchased the Series B Preferred Stock (as defined below) and the Warrants (as defined below) with cash funds held within the trust. No funds were borrowed to complete the purchase.

ITEM 4. PURPOSE OF TRANSACTION

         On March 13, 2000, the Company entered into a Stock Purchase Agreement (the "Original Stock Purchase Agreement") with Adisatrya Surya Sulisto ("Sulisto"), owner of at least 90% of the issued and outstanding shares of PT Jaring Data Interaktif, an Indonesian corporation ("JDI"), wherein and whereby, the Company, through its wholly owned subsidiary, Acubid Acquisition Corp., a Delaware corporation ("Acquisition Sub"), would purchase from Sulisto 90% of the issued and outstanding shares of JDI in exchange for 44,000,000 shares of Company Common Stock. The Original Stock Purchase Agreement also contemplated that an additional 5,000,000 shares of Company Common Stock would be issued to Sulisto in the event that Sulisto raised an additional $10,000,000 in capital for the Company.

         The Company entered into an Amended and Restated Stock Purchase Agreement, dated March 24, 2000, which replaced the Original Stock Purchase Agreement executed March 13, 2000. This Agreement clarified certain terms of the original agreement, expanded the representations and warranties made by the Company and Sulisto and addressed Sulisto's contemplated arrangement to have the Selim K. Zilkha Trust purchase 5,000,000 shares of Company Common Stock from the Company for $2.00 per share. The Amended and Restated Stock Purchase Agreement also provided that the Selim K. Zilkha Trust would be entitled to all the rights, remedies and other benefits under the agreement to which Sulisto was entitled, on a pro rata basis, in accordance with the number of shares of Company Common Stock issued or to be issued to each. Such rights included the registration rights described below.

         At the Company's Annual Meeting of Stockholders on May 22, 2000, the Company's stockholders approved and adopted the following, among other matters:

         (A)      the Amended and Restated Purchase Agreement, dated March 24,
                  2000;

         (B) amendments to the Company's Certificate of Incorporation to increase the number of authorized shares of Company Common Stock from 50,000,000 to 100,000,000 shares and to change the name of the Company to Asia Web Holdings, Inc.; and

         (C) the election of Michael Schaffer, Waddy Stephenson, Tjahjono Soerjodibroto, William Millard, Terry Giles, Raj Singam, Gordon Holterman and Bosko Djordjevic to the Company's Board of Directors for a term of one year effective upon the Closing Date (as defined in the Amended and Restated Stock Purchase Agreement).

         Pursuant to the terms of the Amended and Restated Stock Purchase Agreement, the bylaws of the Company and Acquisition Sub were amended to provide for eight directors, and Messrs. Soerjodibroto, Millard, Giles, Singam, Holterman and Djordjevic were selected by Sulisto for nomination and election to the each such company's Board of Directors.

         As contemplated by the Amended and Restated Stock Purchase Agreement, between May 22, 2000 and June 28, the Company entered into the following agreements with certain of its officers and directors (the "Officer and Director Agreements"), including some of the directors whose election became effective upon closing. The description of these agreements are qualified in their entirety by reference to the copies of such agreements which are filed as exhibits hereto and are incorporated herein by reference.

         Michael Schaffer. An employment agreement between Michael Schaffer and the Company was entered into on June 1, 2000. In return for his serving as Chief Executive Officer for the next five years, Mr. Schaffer will receive an annual salary of $150,000 plus a monthly car allowance of $500. Additionally, in the employment agreement, Mr. Schaffer was granted options to purchase 500,000 shares of Company Common Stock. Of those 500,000 options, 300,000 are non-qualified options and subject to the terms of a Stock Option Agreement also executed on June 1, 2000. The remaining 200,000 options are incentive equity options and are subject to the terms of the Company's Incentive Equity Plan. The non-qualified options vest at a rate of 150,000 per year, the first vesting commencing immediately with the signing of the employment agreement. The exercise price for the non-qualified options shall be $2.50 per share. The incentive equity options vest at a rate of 40,000 per year, the first vesting commencing immediately with the signing of the employment agreement. The exercise price for the incentive equity options is $2.50 per share. No additional director compensation is presently provided to Mr. Schaffer. In the event Mr. Schaffer is terminated by the Company without cause, the Company is obligated to pay Mr. Schaffer: (a) an amount equal to one and one half times one year of the his base salary if his employment is terminated within the first year; (b) an amount equal to one year of his base if Mr. Schaffer is terminated during the three years following the first anniversary of the employment agreement; and (c) an amount equal to one half of one year of the base salary if Mr. Schaffer is terminated any time thereafter during the term of the employment agreement.

         Waddy Stephenson. An employment agreement between Waddy Stephenson and the Company was entered into on June 1, 2000. In return for his serving as Chief Technology Officer for the next five years, Mr. Stephenson will receive an annual salary of $100,000 plus a monthly car allowance of $450. Additionally, in the employment agreement, Mr. Stephenson was granted options to purchase 100,000 shares of Company Common Stock. These options are incentive equity options, subject to the terms of the Company's Incentive Equity Plan, and vest at a rate of 40,000 per year, the first vesting commencing immediately with the signing of the employment agreement. The exercise price for the options is $2.50 per share. No additional director compensation is presently provided to Mr. Stephenson. In the event Mr. Stephenson is terminated by the Company without cause, the Company is obligated to pay Mr. Stephenson: (a) an amount equal to one and one half times one year of the his base salary if his employment is terminated within the first year; (b) an amount equal to one year of his base if Mr. Stephenson is terminated during the three years following the first anniversary of the employment agreement; and (c) an amount equal to one half of one year of the base salary if Mr. Stephenson is terminated any time thereafter during the term of the employment agreement.

         Lawrence Schaffer. An employment agreement between Lawrence Schaffer and the Company was entered into on June 1, 2000. In return for his serving as President for the next five years, Mr. Schaffer will receive an annual salary of $84,000 plus a monthly car allowance of $450. In the event Mr. Schaffer is terminated by the Company without cause, the Company is obligated to pay Mr.
Schaffer: (a) an amount equal to one and one half times one year of the his base salary if his employment is terminated within the first year; (b) an amount equal to one year of his base if Mr. Schaffer is terminated during the three years following the first anniversary of the employment agreement; and (c) an amount equal to one half of one year of the base salary if Mr. Schaffer is terminated any time thereafter during the term of the employment agreement.

         Terry Giles. An agreement between Terry Giles and the Company was entered into on June 14, 2000. In return for his serving as a director of the Company for the next five years, Mr. Giles was granted options to purchase 500,000 shares of Company Common Stock. These options are non-qualified options and vest at a rate of 100,000 per year, the first vesting commencing immediately with the signing of the agreement. The exercise price for the options is $2.00 per share.

         William Millard. An agreement between William Millard and the Company was entered into on June 14, 2000. In return for his serving as a director of the Company for the next five years, Mr. Millard was granted options to purchase 500,000 shares of Company Common Stock. These options are non-qualified options and vest at a rate of 100,000 per year, the first vesting commencing immediately with the signing of the agreement. The exercise price for the options is $2.00 per share.

         Tjahjono Soerjodibroto. A services agreement between Tjahjono Soerjodibroto and the Company was entered into on June 28, 2000. In return for his serving as director and Chairman of the Board for the next five years, Mr. Soerjodibroto will receive an annual salary of $200,000. Additionally, in the services agreement, Mr. Soerjodibroto was granted options to purchase 150,000 shares of Company Common Stock. These options are non-qualified options and vest at a rate of 30,000 per year, the first vesting commencing at the end of the first year of service. The exercise price for the options is $2.00 per share.

         Pursuant to a Sale and Purchase Agreement, dated June 12, 2000, between Sulisto and Alanberg Pte. Ltd., a Singapore corporation, ("Alanberg" or "Seller"), Alanberg assumed all of the duties, rights and obligations of Sulisto under the Amended and Restated Stock Purchase Agreement.

         On June 19, 2000, Acquisition Sub purchased 180,000,000 shares of the capital stock of JDI, which shares represented 90% of the outstanding shares of capital stock of JDI, and the Company issued to Seller 44,000,000 shares of Company Common Stock.

         On June 20, 2000, the Company entered into Amendment No. 1 to the Amended and Restated Stock Purchase Agreement (together with the Amended and Restated Stock Purchase Agreement, the "Purchase Agreement"), which provided for the Selim K. Zilkha Trust's purchase of 1,000,000 shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") (in lieu of 5,000,000 shares of Company Common Stock) at a price of $10.00 per share. As amended, the Purchase Agreement also provided for the issuance to the Selim K. Zilkha Trust of two warrants (the "Warrants") as part of the purchase of the Series B Preferred Shares: (a) a warrant to purchase an additional 5,000,000 shares of Company Common Stock at a price of $2.00 per share for the first three years after the Closing Date (as defined in the Purchase Agreement), and at a price of $4.00 per share for an additional two years thereafter and (b) a warrant to purchase an additional 2,000,000 shares of Company Common Stock at a price of $5.00 per share for a period of five years after the Closing Date. This amendment also provided that the Selim K. Zilkha Trust was entitled to all the same rights, remedies and other benefits under the Purchase Agreement as the Seller, including the registration rights described below.

         In connection with the Selim K. Zilkha Trust's purchase of the Series B Preferred Stock and the Warrants, the Selim K. Zilkha Trust and the Company entered into warrant agreements (the "Warrant Agreements") relating to the Warrants, as well as a Registration Rights Agreement (the "Registration Rights Agreement") relating to the Company Common Stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the Warrants. The Warrant Agreements expire on June 19, 2005. The Registration Rights Agreement entitles the Selim K. Zilkha Trust to one demand registration and an unlimited number of incidental or "piggyback" registrations. In all

"piggyback" registrations, the Company is obligated to pay all costs and expenses with the exception of underwriting commissions and discounts, transfer taxes and legal fees for the selling shareholders. As for the demand registration, the Company is obligated to pay all costs and expenses with the exception of underwriting commissions and discounts, transfer taxes and legal fees and Commission and NASD filing fees, and state securities registration and filing fees attributable solely to inclusion of the selling shareholders' stock in the registration statement. The Selim K. Zilkha Trust's registration rights expire on June 21, 2005.

         The Company also filed the Certificate of Designations of the Series B Preferred Stock with the Delaware Secretary of State on June 20, 2000. The Series B Preferred Shares have a stated value of $10.00 per share, rank senior to all other securities of the Company, including later authorized classes, have a liquidation preference, and are convertible, at any time into five shares of Company Common Stock for each preferred share. The Series B Preferred Shares also contain an economic anti-dilution provision in the event that the Company sells Company Common Stock at a more advantageous price than $2.00 per share within ten years of the issuance of the Series B Preferred Shares.

         On June 26, 2000, the Selim K. Zilkha Trust purchased 1,000,000 shares of Series B Preferred Stock from the Company for $10,000,000.

         Either or both of the Reporting Persons may change any of his or its current intentions, acquire a beneficial interest in additional shares of Company Common Stock, or take any other action with respect to the Company or any of its equity securities in any manner permitted by law. Reference is hereby made to Articles II, III, VI, VII, VIII, XI and XII of the Purchase Agreement for a description of other transactions or events of the type describe in paragraphs (a) through (j) of Item 4 of Schedule 13D. Except as disclosed in this Item 4, neither of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The filing of this Statement on Schedule 13D shall not be construed as an admission by either of the Reporting Persons that, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, either of the Reporting Persons is the beneficial owner of the shares of Company Common Stock to which this Statement on Schedule 13D relates.

         The foregoing response to this Item 4 is qualified in its entirety by reference to the Original Stock Purchase Agreement, the full text of which is filed as Exhibit A hereto, the Amended and Restated Stock Purchase Agreement, the full text of which is filed as Exhibit B hereto, Amendment No. 1 to the Amended and Restated Stock Purchase Agreement, the full text of which is filed as Exhibit C hereto, the Registration Rights Agreement, the full text of which is filed as Exhibit D hereto, the Warrant Agreements, the full text of which are filed as Exhibits E and F hereto, and the Series B Preferred Designation, the full text of which is filed as Exhibit G hereto. All such agreements and documents are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Company represented in the Purchase Agreement that it had outstanding as of the close of business on March 24, 2000 an aggregate of 8,765,408 shares of Company Common Stock. As of the date of this Schedule 13D, each Reporting Person may be deemed to beneficially own up to the number of shares and corresponding percentage of the outstanding shares of Company Common Stock as is set forth on the cover pages of this Schedule 13D. Such information assumes the Reporting Persons' (1) conversion of all shares of Series B Preferred Stock into Company Common Stock and (2) exercise of all of the Warrants held by the Reporting Persons to purchase shares of Company Common Stock. Such information is incorporated herein by reference.

                  (b) The number of shares of Company Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages of this Schedule 13D, and such information is incorporated herein by reference. Such information assumes full conversion of the Series B Preferred Stock into shares of Company Common Stock and full exercise of the Warrants.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The response to Item 4, the Purchase Agreement, the Warrant Agreements, the Series B Preferred Designation, the Registration Rights Agreement and the Officer and Director Agreements are incorporated herein by reference. In addition, in connection with and as an inducement to its purchase of the Series B Preferred Stock and the Warrants, the Selim K. Zilkha Trust entered into an agreement, dated June 23, 2000, with Peter F. Gontha, whose family owns a direct and indirect interest in JDI. Mr. Gontha is the father-in-law of Mr. Sulisto. Pursuant to this agreement, in the event that PT Datakom Asia, an Indonesian corporation in which Mr. Gontha owns an equity interest, is successfully restructured, Mr. Gontha has agreed to transfer, convey and assign to the Selim K. Zilkha Trust up to 20% of the shares of PT Datacom Asia owned by Mr. Gontha, his relatives and any entities majority-owned by Mr. Gontha or his relatives following such restructuring. The exact percentage of shares to be transferred will depend upon the percentage of PT Datacom Asia owned by Mr. Gontha, his relatives and entities majority-owned by Mr. Gontha or his relatives following the restructuring. Pursuant to this agreement, Mr. Gontha has also agreed to cause the Company to issue to the Selim K. Zilkha Trust additional shares of Company Common Stock in the event of certain dilutive events. A copy of this agreement is filed as Exhibit H hereto and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                           The following are filed herewith as exhibits to this
Schedule 13D:

                           A. Stock Purchase Agreement, dated March 13, 2000, among the Company, Acquisition Sub, JDI and Sulisto (incorporated by reference to Exhibit 2.1 to AcuBid.com, Inc.'s Current Report on Form 8-K, dated March 13, 2000 and filed March 29, 2000 (Commission File No. 000-27757))

                           B.       Amended and Restated Stock Purchase
                                    Agreement, dated March 24, 2000, among the
                                    Company, Acquisition Sub, JDI and Sulisto
                                    (incorporated by reference to Exhibit 2.2 to AcuBid.com, Inc.'s Current Report on Form 8-K, dated March 13, 2000 and filed March 29, 2000 (Commission File No. 000-27757))

                           C. Amendment No. 1 to Amended and Restated Stock Purchase Agreement, dated June 20, 2000, among the Company, Acquisition Sub, JDI and Alanberg, as assignee of Sulisto (incorporated by reference to Exhibit 2.3 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           D. Registration Rights Agreement between the Company and the Selim K. Zilkha Trust, dated June 20, 2000 (incorporated by reference to
                                    Exhibit 10.9 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           E. Warrant Agreement, dated June 20, 2000, between the Company and the Selim K. Zilkha Trust, relating to warrants to purchase 5,000,000 shares of Company Common Stock (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           F. Warrant Agreement, dated June 20, 2000, between the Company and the Selim K. Zilkha Trust, relating to warrants to purchase 2,000,000 shares of Company Common Stock (incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           G. Series B Preferred Stock Designations (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           H. Agreement, dated June 23, 2000, between Peter F. Gontha and the Selim K. Zilkha Trust.

                           I. Employment Agreement with Michael Schaffer, dated June 1, 2000 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           J.       Stock Option Agreement with Michael
                                    Schaffer, dated June 1, 2000 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           K. Employment Agreement with Waddy Stephenson, dated June 1, 2000 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           L. Employment Agreement with Lawrence Schaffer, dated June 1, 2000 (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           M. Director's Compensation Agreement with Terry Giles, dated June 14, 2000 (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           N. Director's Compensation Agreement with William Millard, dated June 14, 2000 (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           O. Director's Compensation Agreement with Tjahjono Soerjodibroto, dated June 28, 2000 (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 6, 2000


                                   /s/ Selim K. Zilkha
                                 -----------------------------------------------
                                 Selim K. Zilkha, as Trustee of the Selim K.
                                 Zilkha Trust


                                   /s/ Selim K. Zilkha
                                 -----------------------------------------------
                                 Selim K. Zilkha

                                   SCHEDULE I


Name:                      Selim K. Zilkha
Address:                   1001 McKinney, Suite 1900
                           Houston, Texas 77002
Occupation:                Investor


Name:                      Selim K. Zilkha Trust
Address:                   1001 McKinney, Suite 1900
                           Houston, Texas 77002
Occupation:                N/A

                               INDEX TO EXHIBITS


                           A. Stock Purchase Agreement, dated March 13, 2000, among the Company, Acquisition Sub, JDI and Sulisto (incorporated by reference to Exhibit 2.1 to AcuBid.com, Inc.'s Current Report on Form 8-K, dated March 13, 2000 and filed March 29, 2000 (Commission File No. 000-27757))

                           B.       Amended and Restated Stock Purchase
                                    Agreement, dated March 24, 2000, among the
                                    Company, Acquisition Sub, JDI and Sulisto
                                    (incorporated by reference to Exhibit 2.2 to AcuBid.com, Inc.'s Current Report on Form 8-K, dated March 13, 2000 and filed March 29, 2000 (Commission File No. 000-27757))

                           C. Amendment No. 1 to Amended and Restated Stock Purchase Agreement, dated June 20, 2000, among the Company, Acquisition Sub, JDI and Alanberg, as assignee of Sulisto (incorporated by reference to Exhibit 2.3 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           D. Registration Rights Agreement between the Company and the Selim K. Zilkha Trust, dated June 20, 2000 (incorporated by reference to
                                    Exhibit 10.9 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           E. Warrant Agreement, dated June 20, 2000, between the Company and the Selim K. Zilkha Trust, relating to warrants to purchase 5,000,000 shares of Company Common Stock (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           F. Warrant Agreement, dated June 20, 2000, between the Company and the Selim K. Zilkha Trust, relating to warrants to purchase 2,000,000 shares of Company Common Stock (incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           G. Series B Preferred Stock Designations (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           H. Agreement, dated June 23, 2000, between Peter F. Gontha and the Selim K. Zilkha Trust.

                           I. Employment Agreement with Michael Schaffer, dated June 1, 2000 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           J.       Stock Option Agreement with Michael
                                    Schaffer, dated June 1, 2000 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           K. Employment Agreement with Waddy Stephenson, dated June 1, 2000 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           L. Employment Agreement with Lawrence Schaffer, dated June 1, 2000 (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           M. Director's Compensation Agreement with Terry Giles, dated June 14, 2000 (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           N. Director's Compensation Agreement with William Millard, dated June 14, 2000 (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))

                           O. Director's Compensation Agreement with Tjahjono Soerjodibroto, dated June 28, 2000 (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K of Asia Web Holdings, Inc. (formerly AcuBid.com, Inc.), dated June 19, 2000 and filed July 5, 2000 (Commission File No. 000-27757))